

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via Email
William D. Jenkins, Jr.
Chief Executive Officer
Barracuda Networks, Inc.
3175 S. Winchester Blvd.
Campbell, CA 95008

>   **Re: Barracuda Networks, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 29, 2013**
>   **CIK No. 1348334**

Dear Mr. Jenkins:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   In June 2013, a Reuters news article reported that according to "four sources familiar with the matter" you were interviewing banks to lead your initial public offering, which would come later in the year. Shortly after in June 2013 a news article from Bloomberg reported that, according to "three people with knowledge of the matter," you had selected Morgan Stanley to lead your planned public offering. These are just examples. Provide your analysis as to how these reports comport with Section 5 of the Securities Act and

outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

3.   Please supplementally provide us with documentation supporting any factual assertions in your prospectus, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. For example, we note the following statements:

- "According to a 2012 survey conducted by IDG, enterprise organizations have seen the number of security threats grow by more than 200% from an average of 94 events in 2011 to 300 in 2012."
- "According to IDC, the volume of digital information created and replicated worldwide will grow approximately 41% annually from 1.8 trillion gigabytes in 2011 to 40 trillion gigabytes in 2020."
- "[S]ecurity and storage markets that we estimate were approximately $30 billion in 2012, based on market data from established third-party market research firms."
- "According to Gartner, estimated spending on these security segments was $14.6 billion worldwide in 2012."
- "According to IDC, estimated spending on these storage segments was $15.9 billion worldwide in 2012."
- "[T]he purpose-built backup appliance segment, which, according to IDC, is projected to grow from $3.2 billion in 2012 to $5.9 billion in 2016, representing a compound annual growth rate, or CAGR, of 16.7%."
- "According to Gartner, the next generation firewall appliance sub-segment within the VPN/firewall segment was $4.5 billion in 2011 and is forecasted to grow to $8.7 billion by 2016, a 14.1% CAGR."
- "The market for the above security and storage segments for companies with less than 5,000 employees was $14.8 billion in 2012, according to a study we commissioned from Compass Intelligence."
- "Compass Intelligence further estimates there were 20.8 million companies worldwide with less than 5,000 employees in 2012."

4.   Please supplementally provide us with the Compass Intelligence study that you commissioned. Additionally, please advise whether any of the other third-party reports and studies identified throughout the prospectus were commissioned by you, and if so, please clarify this fact in the forepart of the Prospectus Summary.

5.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7.   We note your reference on pages 19, 104, and F-33 to the indirect sale of your physical appliances into embargoed countries including Iran, Sudan, and Syria. Additionally, we note your reference on pages F-11 and F-31 to your business in Latin America, a region that generally is understood to include Cuba. Cuba, Iran, Sudan, and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through affiliates, distributors, partners, resellers or other direct or indirect arrangements. Your response should describe any services, products or technology you have provided to or received from Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

8.   Please tell us the maximum amount of the BIS and OFAC penalties to which you may be subject as a result of the possible violations of export controls and economic sanctions laws you disclose, on pages 19–20, 103–104 and F-33, may have occurred in connection with the provision of your products and services into Iran, Sudan, and Syria.

9.   Please discuss the materiality of your contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Market and Industry Data, page 43

10.   You state that certain information contained in the prospectus comes from third parties and that investors should not "give undue weight" to any estimates contained therein. Please revise the second sentence to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. Additionally,

please revise the third sentence to remove any implication that the information presented in your prospectus is unreliable or imprecise. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.

Use of Proceeds, page 44

11.   You state that you intend to use the net proceeds from the offering for "capital expenditures and general corporate purposes, including working capital, sales and marketing activities, product development and general and administrative matters." We note further that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

Selected Consolidated Financial Data

Key Metrics, page 51

12.   We note that your gross billings metric, which you disclose is a leading indicator of future revenue, includes deferred revenue adjustments to reflect returns and rebate. As these adjustments presumably represent the company's estimate of amounts that will not be reflected in future revenues, please revise to explain why these items are added back when determining your gross billings metric.

13.   We note your disclosure of "Adjusted EBITDA." Please explain your basis for labeling the measure as "Adjusted EBITDA" rather than Non-GAAP Net Income. In this regard, we also note that you do not disclose EBITDA.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

14.   Please expand this section to provide a more balanced and meaningful discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional analysis concerning the quality and variability of your earnings and cash flows to provide investors with insight into the extent to which reported financial information is indicative of future results. Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges, and risks you may face in the short and long term and the actions you are taking to address them.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 79

15.   We note your disclosure on page 81 that the market comparable approach used considers
       financial metrics and trading prices to determine trading multiples of a selected peer
       group of publicly traded companies. Please revise for the following:

       •   Disclose the basis for the selection of the set of peer companies, including a
           discussion of what makes them comparable and any limitations or uncertainties over
           that comparability;
       •   Quantify the relevant market multiples used in each period;
       •   Explain changes in the significant assumptions, such as the pool of companies
           considered or multiples used, over the valuation periods; and
       •   Clarify whether the same set of comparable companies are used in all the relevant
           valuation estimates, including the discount rate and volatility assumptions.

16.   We note that for certain of the valuation dates, the enterprise value was derived utilizing a
       weighted combination of the income approach and the market approach. Please revise to
       disclose the weightings at each applicable valuation and the reasons for any changes in
       weightings from period to period.

17.   Regarding the May 31, 2013 valuation disclosed on page 83, please revise to describe the
       significant assumptions used in the valuation as well as the weightings used for the
       differing approaches. Also, please revise to more clearly describe the reasons for the
       significant increase in the valuation at February 28, 2013 compared to May 31, 2013.
       You disclosures should address any company-specific events or changes in assumptions
       or methodologies.

18.   For any subsequent share-based issuances, please revise to provide details of the grants,
       to discuss the significant factors considered, assumptions made, and methodologies used
       in determining the fair value of the underlying stock and discuss the significant factors
       contributing to the difference in the fair value determined between the May 2013 grant
       and the subsequent grant. Please continue to provide us with updates to the requested
       information and provide updated disclosure for all equity related transactions subsequent
       to this request through the effective date of the registration statement.

19.   For any options granted or other share-based issuances subsequent to the most recent
       balance sheet date presented in the registration statement, if material, please revise your
       disclosure to include the expected impact the additional grants will have on your financial
       statements.

20.   Please tell us when you determine your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

21.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

22.   Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Business, page 85

23.   Please tell us your consideration for providing in the context of your Business discussion, or elsewhere in the prospectus as appropriate, a breakdown of the percentage of revenue attributable to each of your security and storage solutions, or tell us why this information would not be material to investors.

24.   We note you disclosures that you have a global partner network of over 5,000 distributors and value added resellers and that you rely on such distributors and partners to fulfill substantially all of your sales orders. We also note that one distribution partner accounted for 13% and 16% of your total revenue for fiscal 2013 and the three-months ended May 31, 2013, respectively. Please provide additional disclosure describing the material terms of the agreement or agreements governing your relationship with this distribution partner. Also, please file the agreement as an exhibit, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Additionally, please clarify whether the other distribution partnerships or reseller relationships described in the prospectus are governed by similar agreements. If they are not, please provide additional disclosure describing how such relationships are typically governed.

25.   Please revise to include the geographic information required by Item 101(d) of Regulation S-K or a cross-reference to the relevant portion of the notes to the financial statements.

Customer Case Studies, page 97

26.   Please supplementally provide us with the names of the companies identified in the case studies presented.

Executive Compensation

Named Executive Officer Employment Agreements

William D. Jenkins, Jr., page 113

27.   Please enhance your disclosure to discuss the options and restricted stock grants referenced in Mr. Jenkins's July 2013 offer letter.

Principal and Selling Stockholders, page 126

28.   Footnotes 11 and 12 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Additional Information, page 148

29.   We note your disclosure that "[s]tatements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete" and that "[e]ach statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit." As you are responsible for the accuracy of the information in the filing, these types of qualifications are inappropriate. Please revise and please ensure that any agreements discussed in the disclosure are described in a materially complete manner. Additionally, please remove similar qualifications from your discussions under "Description of Capital Stock" on page 128.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

30.   We note that you separately present appliance and subscription revenues, but only a single cost of revenues line item. Please tell us what consideration was given to separately presenting cost of revenues related to appliances and subscription revenues. Refer to Rule 5-03(2) of Regulation S-X.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

31.   We note that you recognize revenues for appliances over the estimated average customer relationship period of three years and all other fees are recognized over the term of the

subscription agreement. Please describe for us your basis for this separate revenue recognition pattern in light of your conclusion that there is a single unit of accounting as there is no stand-alone value for the appliances. As part of your response, please tell us and revise to describe your methodology for allocating the up-front fees to the appliances.

32. On pages 13 and 59 you disclose that the initial contract period for subscriptions typically ranges from one to five years. Please describe for us your basis for recognizing appliance revenues over a three-year period when subscriptions range up to five years and the subscription is non-cancelable after the lapse of the 30-day right of return period.

33. We note that the initial subscription contract period typically ranges from one to five years. Considering the relatively large range of initial subscription contract periods, please revise to disclose the weighted average period or to provide some indication as to the typical period.

34. Please describe for us your consideration of the impact of the Hardware Refresh Program in determining the estimated customer life for appliance revenues.

35. We note that you make estimates and maintain a reserve for expected customer cancellations. Please revise to provide a roll-forward of your customer returns reserve as well as the allowance for doubtful accounts for the periods presented. Please refer to Rule 12-09 of Regulation S-X.

Warranty and Instant Replacement Service, page F-13

36. Please revise to clarify the period the extended warranty covers and the period when revenue recognition begins. In this regard, clarify whether the extended warranty period includes the initial one-year standard warranty period plus any additional periods or whether the extended warranty period begins after the initial standard warranty period.

37. We note your disclosure that costs associated with your standard warranty and extended warranty contracts are expensed as incurred. Please describe for us what consideration was given to the guidance in ASC 460-10-25-5 and -6 in reaching this conclusion. Revise to quantify the costs incurred for the periods presented.

Deferred Commissions, page F-13

38. We note that sales commissions are deferred when earned and are amortized over the same period that revenues are recognized. Considering that appliance revenues and subscription revenues are recognized over different periods, please tell us and revise to describe how these costs are allocated among subscription and appliance revenues. If commissions are not allocated, revise to explain why they are not.

Note 9. Segment Information, page F-31

39.   We note that you disclose revenues attributed to North America but do not separately disclose revenues attributed to the United States, your country of domicile.   Please revise to disclose revenues attributed to the United States. Refer to ASC 280-10-50-41(a).

Note 11. Commitment and Contingencies

Legal Matters, page F-33

40.   Regarding the pending BIS and OFAC reviews, you disclose that you do not believe that the resolution of this matter will be material to the company's operating results or financial condition taken as a whole. In light of your disclosure that the amount of any penalties is currently not estimable, please explain to us how you concluded that the resolution will not be material.

Exhibits

41.   Please file as an exhibit the consent of Compass Intelligence, as required by Securities Act Section 7 and Securities Act Rule 436.

Exhibits 10.15 and 10.16

42.   We note that you intend to submit a confidential treatment request for Exhibits 10.15 and 10.16, but have not yet done so. Please note that we will need sufficient time to review the request once it is filed, and that we may not grant a request for acceleration of effectiveness for so long as a confidential treatment request is pending.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at

(202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-Mail</u>
       Allison B. Spinner
       Wilson Sonsini Goodrich & Rosati, P.C.